DLA Piper LLP (US) 701 Fifth Avenue, Suite 6900 Seattle, Washington 98104-7044 www.dlapiper.com Andrew D. Ledbetter andrew.ledbetter@dlapiper.com T 206.839.4845 F 206.494.1800

August 9, 2023

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Amy Geddes Doug Jones

Re:	Bsquare Corporation Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 7, 2023 File No. 000-27687

Ladies and Gentlemen:

On behalf of Bsquare Corporation, a Washington corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by comment letter dated July 26, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 7, 2023 (the “2022 Form 10-K”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Estimates

Revenue Recognition, page 15

1.	You disclose you exercise judgment in certain transactions when determining whether you should recognize revenue based on the gross amount billed to a customer (as a principal) or the net amount retained (as an agent). You disclose on page 16 that cost of revenue for the Partner Solutions segment consists primarily of embedded operating system software royalties payable to third-party vendors, net of rebate credits earned through Microsoft's distributor incentive. Please disclose here the factors you consider in exercising judgment in determining whether you are the principal or agent. Provide us your analysis of how you conclude revenue should be recognized on a gross basis and how your analysis complies with the guidance in FASB ASC 606-10-55-36 through 40.

Company Response: The Company respectfully advises the Staff that, while the Company does exercise judgment as to whether to recognize the gross amount billed to a customer (as a principal) or the net amount retained (as an agent), for the overwhelming majority of revenue there is no meaningful question that recognizing revenue based on gross amounts billed is appropriate. All indicia of control set forth in the referenced accounting guidance balance toward this conclusion as to over 95% of the Company’s gross revenue in the Partner Solutions segment and as to 100% of its revenue in the Edge to Cloud segment.  For less than 5% of gross revenues in its Partner Solutions segment, the Company has determined that it is an agent in the transaction because it does not meet two of the three criteria of control identified in ASC 606-10-55-39 and, accordingly, records revenue net of the associated cost of revenue.

ASC 606-10-55-37 states, “An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.”

The Company controls the specified good before it is transferred to the customer and the Company believes that the circumstances meet the definition of control included in Step 5 under ASC 606-10-25-25.

In addition, ASC 606-10-55-39 enumerates three indicators to support an entity’s evaluation of “control” (in italics below). Each indicator is followed by the Company’s analysis of its applicability to substantially all of the Company’s Partner Solutions segment:

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity's behalf.

Analysis: The Company’s customers submit purchase orders indicating the product (license) type and quantity they wish to purchase, and the Company has the sole responsibility for fulfilling these orders. This is accomplished by shipping to the customer Certificates of Authenticity (“COAs”) related to the purchased licenses. The Company purchases the COAs directly from an authorized replicator. If the customers are not satisfied, they return the COAs directly to the Company (within the confines of the Company’s return policy). Microsoft has no direct involvement in the transaction between the Company and its customers.

Division of Corporation Finance
August 9, 2023

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

Analysis: The COAs are, primarily, the specified “good” within the Company’s Partner Solutions segment. The COAs are purchased from an authorized replicator and the Company controls them before they are sold. Each COA is individually identified with a specific serial number and the Company maintains a supply of COAs in its inventory. The Company is financially responsible for the COAs and carries the full risk of loss associated with them up to the point of shipment, at which point risk of loss transfers to the Company’s customer.

c.	The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

Analysis: The Company has the sole discretion in establishing the price for the licenses it sells.

Based on the foregoing, the Company has concluded that it meets each of three indicators of control and is therefore the principal in the transaction for the overwhelming majority of its revenue. Accordingly, the Company recognizes both revenue and cost of revenue on a gross basis, except in limited situations for an immaterial amount of its Partner Solutions segment revenue.

While the Company submits that its disclosures in the 2022 Form 10-K were sufficient, the Company will nevertheless enhance its disclosure in future filings substantially in line with the following illustrative revisions to the 2022 Form 10-K (with existing text in black font, illustrative deletions in red strikethrough font, and illustrative additions in blue underlined font):

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Revenue Recognition (page 15)

~~In addition,~~We exercise judgment in certain transactions when determining whether we should recognize revenue based on the gross or net amount billed to a customer. ~~(as a principal) or the net amount billed to the customer. basis. amount retained (as an agent). These judgments are based on our determination of whether or not we control the service before it is transferred to the customer.~~ GAAP requires us to evaluate whether our business controls the goods or services before they are transferred to the customer (as the principal) or if we arrange for goods or services to be provided by another party (as an agent). We evaluated the three indicators of control, which include responsibility for fulfillment and acceptability, ownership of inventory risk and discretion in price setting, and determined that we met all three criteria for over 95% of the revenue within our Partner Solutions segment and all of the revenue within our Edge to Cloud segment. Accordingly, those revenues and the associated cost of revenue are reported on a gross basis within our consolidated statements of operations. For less than 5% of revenue within Partner Solutions, we do not have control and thus record revenue net of the associated cost of revenue.

Notes To Consolidated Financial Statements—1. Description of Business and Accounting Policies--Revenue recognition (page 29)

We recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all of our revenue from contracts with customers.

GAAP requires us to evaluate whether our business controls the goods or services before they are transferred to the customer (as the principal) or if we arrange for goods or services to be provided by another party (as an agent). We evaluated the three indicators of control, which include responsibility for fulfillment and acceptability, ownership of inventory risk and discretion in price setting, and determined that we met all three criteria for over 95% of the revenue within our Partner Solutions segment and all of the revenue within our Edge to Cloud segment. Accordingly, those revenues and the associated cost of revenue are reported on a gross basis within our consolidated statements of operations. For less than 5% of revenue within Partner Solutions, we do not have control and thus record revenue net of the associated cost of revenue.

Results of Operations, page 16

2.	Please quantify each factor, circumstance, or event leading to each variance cited in your annual and interim period analyses. For example, in your discussion of Edge to Cloud revenue, you state the year-over-year decrease is due to the fact that the first quarter of 2021 included a significant amount of one-time revenue recognition that did not recur in 2022, and that your relationships with some smaller customers concluded and you have strategically shifted your focus to a small number of key customers and product development opportunities. However, you did not quantify the impact of any of these factors. Also consider this in regard to your SG&A and R&D expenses analysis. Refer to the guidance in the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section 501.04 of our Codification of Financial Reporting Policies.

Company Response: While the Company believes the requested details are generally immaterial and, in some cases, not reasonably quantifiable, the Company will nevertheless enhance its disclosure in future filings substantially in line with the following illustrative revisions to the 2022 Form 10-K (with existing text in black font, illustrative deletions in red strikethrough font, and illustrative additions in blue underlined font):

Division of Corporation Finance
August 9, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations - Year-over-Year Comparison (page 16)

Revenue

We generate revenue from the sale of software, both embedded operating system software that we resell and our own proprietary software, and related professional services. Total revenue decreased $3.9 million in 2022 compared to 2021, due to a~~decreased~~$3.4 million decrease in sales in our Partner Solutions segment, primarily in North America and Europe, as well as decreased revenue of $0.5 million in our Edge to Cloud segment.

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Edge to Cloud revenue

Edge to Cloud revenue decreased $0.5 million or 13% in 2022 compared to 2021. ~~The~~Nearly all of the decrease was due to the fact that the first quarter of 2021 included ~~a significant amount of~~ one-time revenue recognition that did not recur in 2022. ~~In addition, our relationships with some smaller customers concluded and we have strategically shifted our~~ Our strategy in this segment is to focus ~~to~~on a small number of key, but distinct, customers ~~and product development opportunities~~, which may result in quarterly fluctuations.

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Edge to Cloud gross profit and gross margin

Edge to Cloud gross profit dollars and gross margin rate increased in 2022 compared to 2021 driven by decreased costs of revenue~~. The~~, primarily a labor decrease of $0.4 million. Additionally, the prior period included $0.3 million of amortization expense related to intangible assets that were fully amortized as of December 31, 2021.

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Selling, general and administrative

Selling, general and administrative (“SG&A”) expenses consist primarily of salaries and related benefits, commissions and bonuses for our sales, marketing and administrative personnel, facilities and depreciation costs, as well as professional services fees (such as consulting, legal, audit and tax). SG&A expenses increased in 2022 compared to 2021 due to an increase in marketing expenditures of $1.0 million, partially offset by a $0.3 million decrease in selling costs and a $0.3 million decrease in professional fees.

Research and Development

Research and development (“R&D”) expenses consist primarily of salaries and benefits for software development and quality assurance personnel, and contractor and consultant costs. R&D expenses decreased in 2022 compared to 2021 due to ~~increased capitalization of personnel costs~~ a decrease in labor costs, including the impact of labor capitalization, of nearly $0.4 million, partially offset by an increase of new product amortization expense of $0.2 million.

3.	To the extent you include a comparative discussion of quarter-over-quarter results of operations, please provide amounts for items discussed for each period. Consider a tabular presentation similar to that provided for your year-over-year discussion. Also, quantify each variance factor cited referencing the guidance noted in the comment above.

Company Response: While the Company believes the requested details are generally immaterial and, in some cases, not reasonably quantifiable, the Company will nevertheless enhance its disclosure in future filings substantially in line with the following illustrative revisions to the 2022 Form 10-K (with existing text in black font, illustrative deletions in red strikethrough font, and illustrative additions in blue underlined font):

Division of Corporation Finance
August 9, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations – Quarter-over-Quarter Comparison (page 18)

The following table presents ~~is a discussion of~~ our fourth quarter 2022 results as compared to our third quarter 2022 results.

	December 31, 2022	September 30, 2022	$ Change	% Change
Revenue:
Partner Solutions	$7,077	$7,557	$(480)	(6)%
Edge to Cloud	878	849	29	3
Total revenue	7,955	8,406	(451)	(5)
Total gross profit	1,236	1,135	101
Gross margin (1):
Partner Solutions	15%	13%	—	2
Edge to Cloud	22%	18%	—	4
Total gross margin	16%	14%	—	2
Total operating expenses	$2,748	$2,289	$459	20
Other income, net	292	29	263	907
Net loss	(1,220)	(1,125)	(95)	(8)

(1) Quarter-over-quarter represents a percentage point change.

Revenue for the fourth quarter of 2022 was $8.0 million, a decrease of $0.5 million or 5% from the third quarter of 2022, driven primarily by ~~a~~the decline in the Partner Solutions segment.

Gross profit increased $0.1 million ~~driven by gross margin rate improvement in both segments. The margin rate improvement in Partner Solutions was driven by~~primarily due to increased rebate recognition of $90,000 in the Partner Solutions segment~~and the rate improvement in Edge to Cloud was due to the increase in revenue combined with a slight decrease in cost of revenue~~.

Total operating expenses for the fourth quarter of 2022 were $2.7 million, an increase of $0.5 million compared to the third quarter of 2022. The increase was driven by increased marketing expenses ~~and a~~ of $0.2 million and a $0.2 million restructuring charge related to the fourth quarter reduction in force action.

Liquidity and Capital Resources

Cash flows from operating activities, page 18

4.	We note your recent history of negative cash flows from operations for annual and interim periods, including through the interim period ended March 31, 2023. Please identify clearly this condition, discuss the operational reasons for the condition if material, and explain how you intend to meet your cash requirements and maintain operations. Also, discuss whether this is a known trend and provide related disclosures following the guidance in Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350. Further, note your disclosure should be a period to period comparative analysis, including between interim periods as guided by the last sentence of the introductory sentence of Item 303(c) of Regulation S-K.

Company Response: While the Company had negative cash flows from operating activities in the years ended December 31, 2022 and 2021 of $3.7 million and $4.4 million, respectively, the Company respectfully advises the Staff that the operational reasons for cash flow trends are substantially redundant to those discussed in the Company’s results of operations.  The Company also reminds the Staff that the Company had total cash, cash equivalents, restricted cash and short-term investments of $35.6 million as of December 31, 2022.  Against this backdrop, the Company respectfully submits that it is sufficiently clear from its disclosure why the Company is using cash in operations and that, considering its burn rate, there is no meaningful question that the Company has more than ample runway to meet its cash requirements and maintain operations for several years.  Nevertheless, the Company will enhance its disclosure in future filings substantially in line with the following illustrative revisions to the 2022 Form 10-K (with existing text in black font, illustrative deletions in red strikethrough font, and illustrative additions in blue underlined font):

Division of Corporation Finance
August 9, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources (page 18)

Overview

As of December 31, 2022 we had $35.6 million of cash, cash equivalents, restricted cash and short-term investments, compared to $40.1 million at December 31, 2021 reflecting a decrease of approximately $4.5 million. We generally invest our excess cash in high quality marketable investments. These investments generally include corporate notes and bonds, commercial paper and money market funds, although specific holdings can vary from period to period depending upon our cash requirements. Cash equivalent investments held at December 31, 2022 totaled $33.2 million. Cash equivalent investments held at December 31, 2021 totaled $37.0 million.

~~We believe that our existing cash and cash equivalents will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months.~~

We had negative cash flows from operating activities in the years ended December 31, 2022 and 2021 of $3.7 million and $4.4 million, respectively. This trend is primarily caused by our operating losses, which reflect declining revenue along with investments in new product development that have not yet yielded financial returns. While we are actively working to reverse the downward revenue trend and seek new customers for our SquareOne product, we may not be able to achieve either given market factors beyond our control and the inherently unpredictable nature of our business. Our operating activities may again yield negative cash flow in future periods, further decreasing our liquidity.

Despite our operational results, we believe our total liquidity position is more than sufficient to meet our cash requirements and maintain operations for the next 12 months and the longer term. We had total cash, cash equivalents, restricted cash and short-term investments of $35.6 million as of December 31, 2022.  Our cash position increased significantly in 2021 when we sold 6.9 million shares of our common stock for net proceeds of $31.9 million, as discussed in Footnote 10 – Shareholders’ Equity. We have been, and continue to, prioritize minimizing decreases in our liquidity.

Cash Flows

The following table summarizes our uses and sources of cash for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2022	2021
Net cash used in operating activities	$(3,721)	$(4,366)
Net cash used in investing activities	(442)	(474)
Net cash (used in) provided by financing activities	(259)	32,004

Cash flows from operating activities

Operating activities used cash of approximately $3.7 million during the year ended December 31, 2022. The cash use was primarily driven by ~~a~~our net loss of $3.9 million, the components of which are discussed above in "—Results of Operations," adjusted for non-cash ~~items~~charges of $0.8 million, a decrease in deferred revenue of $0.9 million, ~~and~~reflecting a use of cash, driven by non-cash revenue recognition within the Edge to Cloud segment, and net changes in working capital of $0.2 million (source of cash) that relate to timing of collection and disbursement activities.

Operating activities used cash of approximately $4.4 million during the year ended December 31, 2021. The cash use was driven by our net loss, after non-cash adjustments, of $2.7 million. The largest non-cash adjustment was a $1.6 million gain related to the forgiveness of our PPP loan. Deferred revenue decreased $1.0 million, reflecting a use of cash, driven by non-cash revenue recognition within the Edge to Cloud segment. Net changes in working capital of $0.7 million were a use of cash that related to the timing of collection and disbursement activities.

* * * *

Given the timing of the Comment Letter, the Company respectfully advises the Staff that the Company is reflecting in its Form 10-Q for the quarterly period ended June 30, 2023 disclosure substantially similar to the illustrative disclosure set forth above.

Should the Staff have additional questions or comments regarding this letter please do not hesitate to contact the undersigned at (206) 839-4845 or andrew.ledbetter@us.dlapiper.com.

Very truly yours,

DLA Piper LLP (US)

/s/ Andrew Ledbetter

Andrew Ledbetter

cc:	Ralph C. Derrickson (Bsquare Corporation) Cheryl A. Wynne (Bsquare Corporation)